Issuer Free Writing Prospectus dated March 5, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-179080

(Relating to Prospectus dated January 19, 2012)

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1232524/000119312512016227/d283622ds3asr.htm. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or emailing a request to Barclaysprospectus@broadridge.com, or Citigroup Global Markets Inc. at 1-800-831-9146 or emailing a request to batprospectusdept@citigroup.com. References herein to “Jazz Pharmaceuticals,” “we,” “us” and “our” refer to Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland, and its subsidiaries, including Jazz Pharmaceuticals, Inc., or JPI, unless the context indicates otherwise.

This issuer free writing prospectus relates only to the securities described herein, and should be read together with the prospectus and other documents referred to above. The following information supplements and updates the information contained in the prospectus.

Issuer	Jazz Pharmaceuticals Public Limited Company

Security type	Ordinary shares, nominal value $0.0001 per share

Ordinary shares offered by the selling shareholders	7,883,366 shares

Ordinary shares to be outstanding immediately after the offering	See attached Annex I

Public offering price	The underwriters may offer the ordinary shares in transactions on The NASDAQ Global Select Market, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. The underwriters may effect such transactions by selling the ordinary shares to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of ordinary shares for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriters purchase ordinary shares and the price at which the underwriters resell such ordinary shares, which may include a commission equivalent of up to $0.05 per share, may be deemed underwriting compensation.

Selling shareholders	See attached Annex II

Use of proceeds	The selling shareholders are selling all of the ordinary shares offered. We will not receive any proceeds from the sale of shares by the selling shareholders.

Material tax considerations	See attached Annex III

Lock-up agreements	See attached Annex IV

Pricing date	March 5, 2012

Closing date	On or about March 9, 2012

Joint book-running managers	Barclays Capital Inc. and Citigroup Global Markets Inc.

ANNEX I

ORDINARY SHARES TO BE OUTSTANDING IMMEDIATELY AFTER THE OFFERING

The number of ordinary shares to be outstanding immediately after this offering is 56,243,117 shares, which is based on 56,243,117 ordinary shares outstanding as of February 15, 2012, and excludes, as of that date:

•	3,255,668 ordinary shares issuable upon the exercise of outstanding options, having a weighted average exercise price of $16.48 per share;

•	2,681,836 ordinary shares issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $6.93 per share;

•	23,841 ordinary shares credited to individual non-employee director stock accounts under our Director Deferred Compensation Plan; and

•	an aggregate of up to 7,585,249 ordinary shares reserved for future issuance under our equity incentive and employee stock purchase plans and the Director Deferred Compensation Plan.

On March 1, 2012, we granted options to purchase an aggregate of 808,650 ordinary shares at an exercise price of $51.83 per share and restricted stock units covering an aggregate of 404,328 ordinary shares.

ANNEX II

SELLING SHAREHOLDERS

The following table sets forth the number of our ordinary shares beneficially owned by the selling shareholders as of February 15, 2012, and the number of ordinary shares that the selling shareholders are selling in this offering.

We have determined beneficial ownership in accordance with the rules of the SEC. The number of ordinary shares beneficially owned includes ordinary shares issuable pursuant to the exercise of options and warrants that are exercisable within 60 days of February 15, 2012, as well as shares credited to individual non-employee director phantom stock accounts under our Directors Deferred Compensation Plan as of February 15, 2012. Amounts credited to individual non-employee director phantom stock accounts under our Directors Deferred Compensation Plan are payable solely in our ordinary shares, but such shares do not have current voting power. Ordinary shares issuable pursuant to our Directors Deferred Compensation Plan and ordinary shares issuable pursuant to the exercise of stock options and warrants that are exercisable within 60 days of February 15, 2012 are deemed to be outstanding and beneficially owned by the person to whom such shares are issuable for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership is based on 56,243,117 ordinary shares outstanding as of February 15, 2012. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling shareholders named in this table has sole voting and investment power with respect to the ordinary shares indicated as beneficially owned.

On January 18, 2012, Azur Pharma and JPI completed a merger transaction, or the merger, in connection with which Azur Pharma was re-named Jazz Pharmaceuticals Public Limited Company and we became the parent company of and successor to JPI, with JPI becoming our wholly-owned subsidiary. References herein to “Jazz Pharmaceuticals,” “we,” “us” and “our” refer to Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland, and its subsidiaries, including JPI, unless the context indicates otherwise. References herein to “Azur Pharma” are references to Jazz Pharmaceuticals plc (f/k/a Azur Pharma Public Limited Company) and its consolidated subsidiaries prior to the effective time of the merger on January 18, 2012.

	Prior to Offering			Number of Shares Offered	After Offering
Name and address	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned		Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Entities affiliated with Kohlberg Kravis
Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
KKR JP LLC	10,504,338	(1)	18.5%	2,987,308	7,517,030	13.2%
KKR JP III LLC	36,445	(1)	*	12,692	23,753	*

Entities affiliated with Longitude Capital
Partners, LLC
800 El Camino Real, Suite 220
Menlo Park, CA 94025
Longitude Venture Partners, L.P.	3,756,633	(2)	6.6%	1,078,400	2,678,233	4.7%
Longitude Capital Associates, L.P.	75,291	(2)	*	21,615	53,676	*

Entities affiliated with Thoma Cressey
Equity Partners
Sears Tower, 92nd Floor
22 South Wacker Drive
Chicago, IL 60606
Thoma Cressey Fund VII, LP	2,372,094	(3)	4.2%	940,595	1,431,499	2.5%
Thoma Cressey Friends Fund VII, LP	37,036	(3)	*	9,405	27,631	*

Entities affiliated with Beecken Petty
O’Keefe & Company, LLC	1,483,461	(4)	2.6%	600,000	883,461	1.6%
131 South Dearborn Street, Suite 2800
Chicago, Il 60603

Seamus Mulligan	5,691,599	(5)	10.1%	2,000,000	3,291,009	5.9%
Patrick G. Enright	3,891,838	(6)	6.8%	49,985	2,741,838	4.8%
Bruce C. Cozadd	593,371	(7)	1.1%	50,000	543,371	1.0%
Carol A. Gamble	125,251	(8)	*	50,000	75,251	*
Alan M. Sebulsky	101,600	(9)	*	31,166	70,434	*
Paul L. Berns	43,891	(10)	*	39,200	4,691	*
Russell J. Cox	34,192	(11)	*	5,000	29,192	*
Karen J. Wilson	12,609	(12)	*	8,000	4,609	*

*	Less than 1%.

(1)	KKR JP LLC (“KKR JP”) directly holds 9,906,501 of our ordinary shares and warrants to purchase 597,837 of our ordinary shares. KKR Millennium Fund L.P. (“KKR Millennium Fund”) is the sole member of KKR JP. KKR Associates Millennium L.P. (“KKR Associates Millennium”) is the sole general partner of KKR Millennium Fund. KKR Millennium GP LLC (“KKR Millennium GP”) is the sole general partner of KKR Associates Millennium. KKR Fund Holdings L.P. (“KKR Fund Holdings”) is the designated member of KKR Millennium GP. KKR Fund Holdings GP Limited (“KKR Fund Holdings GP”) is a general partner of KKR Fund Holdings. KKR Millennium Fund, KKR Associates Millennium, KKR Millennium GP, KKR Fund Holdings and KKR Fund Holdings GP disclaim beneficial ownership of the securities held by KKR JP.

KKR JP III LLC (“KKR JP III”) directly holds 36,445 of our ordinary shares. KKR Partners III, L.P. (“KKR Partners III”) is the sole member of KKR JP III. KKR III GP LLC (“KKR III GP”) is the sole general partner of KKR Partners III. KKR Partners III and KKR III GP disclaim beneficial ownership of the securities held by KKR JP III.

Each of KKR Group Holdings L.P. (“KKR Group Holdings”) (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings L.P.); KKR Group Limited (“KKR Group”) (as the general partner of KKR Group Holdings); KKR & Co. L.P. (“KKR & Co.”) (as the sole shareholder of KKR Group); and KKR Management LLC (as the general partner of KKR & Co.) disclaim beneficial ownership of the securities held by KKR JP.

As the designated members of KKR Management LLC and the managing members of KKR III GP LLC, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by KKR JP and KKR JP III but disclaim beneficial ownership of such securities. Messrs. Kravis and Roberts have also been designated as managers of KKR Millennium GP by KKR Fund Holdings.

Each of KKR JP and KKR JP III is owned by one or more entities that are affiliated with KKR Capital Markets LLC, a registered broker-dealer. Each of KKR JP and KKR JP III has represented that it acquired the ordinary shares offered hereby in the ordinary course of business and at the time of the purchase of those ordinary shares, did not have any agreements or understandings, directly or indirectly, with any person to distribute those ordinary shares.

The entities named in this footnote (1) are sometimes referred to herein as the KKR Entities. Michael W. Michelson and James C. Momtazee are executives of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Mr. Momtazee is a member of our board of directors and was a member of the board of directors of JPI. Mr. Michelson served as a member of the board of directors of JPI. Each of Messrs. Michelson and Momtazee disclaim beneficial ownership of any securities beneficially owned by the KKR Entities. The address of the KKR Entities and Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019. The address of Messrs. Roberts and Momtazee is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	Longitude Venture Partners, L.P. holds 2,827,390 of our ordinary shares and a warrant to acquire 929,243 of our ordinary shares, and Longitude Capital Associates, L.P. holds 56,667 of our ordinary shares and a warrant to acquire 18,624 of our ordinary shares. The funds named in this footnote (2) are sometimes referred to herein as the Longitude Funds. Each of Patrick G. Enright and Juliet Tammenoms Bakker are managing members of Longitude Capital Partners, LLC, which is the general partner of each of the Longitude Funds, and may be deemed to have shared voting and dispositive power with respect to the ordinary shares held by or issuable to the Longitude Funds. Each of Mr. Enright and Ms. Bakker disclaims beneficial ownership of all such ordinary shares except to the extent of such person’s proportionate pecuniary interest therein. Mr. Enright is a member of our board of directors and served as a member of JPI’s board of directors prior to the merger.

(3)	Thoma Cressey Fund VII, L.P. holds 2,372,094 of our ordinary shares and Thoma Cressey Friends Fund VII, L.P. holds 37,036 of our ordinary shares. The funds named in this footnote (3) are sometimes referred to herein as the Thoma Cressey Funds. Bryan C. Cressey, Orlando Bravo, Lee Mitchell and Carl Thoma are partners of Thoma Cressey Equity Partners, the sponsor of the Thoma Cressey Funds, and each may be deemed to have shared voting and investment power over the ordinary shares beneficially owned by the Thoma Cressey Funds. Each of Messrs. Cressey, Bravo, Mitchell and Thoma disclaims beneficial ownership of the ordinary shares beneficially owned by the Thoma Cressey Funds, except to the extent of each of their pecuniary interest therein. Mr. Cressey is a member of our board of directors and served as a member of JPI’s board of directors prior to the merger.

(4)	Consists of (i) 1,330,890 of our ordinary shares and a warrant to acquire 91,975 of our ordinary shares held by Beecken Petty O’Keefe Fund II L.P., Beecken Petty O’Keefe QP Fund II, L.P. and Beecken Petty O’Keefe Executive Fund II, L.P. as tenants in common (collectively, “BPO Fund II”), (ii) 38,347 ordinary shares held by Beecken Petty O’Keefe & Company II, L.P. and (iii) 22,249 ordinary shares issuable to Kenneth W. O’Keefe pursuant to our Directors Deferred Compensation Plan as of February 15, 2012 which, upon issuance, will be held for the benefit of Beecken Petty O’Keefe & Company II, L.P. BPO Fund II is selling in this offering all of the 600,000 ordinary shares shown opposite the name of Beecken Petty O’Keefe & Company, LLC in the table above. Beecken Petty O’Keefe & Company II, L.P., is the general partner of BPO Fund II and Beecken Petty O’Keefe & Company, LLC is the general partner of Beecken Petty O’Keefe & Company, II, L.P. Mr. O’Keefe, David K. Beecken and William G. Petty, Jr. are member managers of Beecken Petty O’Keefe & Company, LLC, and as such may be deemed to have shared voting and dispositive power with respect to the ordinary shares beneficially owned by BPO Fund II and Beecken Petty O’Keefe & Company II, L.P. Each of Messrs. O’Keefe, Beecken and Petty disclaims beneficial ownership of the ordinary shares beneficially owned by BPO Fund II and Beecken Petty O’Keefe & Company II, L.P., except to the extent of each of their pecuniary interest therein. Mr. O’Keefe is a member of our board of directors and previously served as a member of JPI’s board of directors.

(5)	Mr. Mulligan is a member of our board of directors and serves as our Chief Business Officer, International Business Development. Prior to the merger, Mr. Mulligan served as the Chairman and Chief Executive Officer of Azur Pharma, which he founded in March 2005. The number of ordinary shares beneficially owned by Mr. Mulligan includes (i) 4,858,532 ordinary shares held by him, (ii) 432,477 ordinary shares that are held by Mr. Mulligan on behalf of his wife, Deirdre Mallon and (iii) 400,590 ordinary shares held by Mr. Mulligan in trust for other individuals for which Mr. Mulligan has sole voting power, but no dispositive power or pecuniary interest. Of these ordinary shares, 569,161 ordinary shares are held by Deutsche Bank National Trust Company, or Deutsche Bank, as escrow agent, as security for the indemnification obligations of the historic Azur Pharma shareholders in connection with the merger pursuant to an escrow agreement among us, JPI, Seamus Mulligan, as representative of the indemnitors, and Deutsche Bank. Mr. Mulligan has agreed to transfer, prior to December 31, 2013, 432,477 ordinary shares to a family trust, the beneficiaries of which are himself, his wife and his children. Deirdre Mallon has also agreed to transfer, prior to December 31, 2013, 432,477 ordinary shares to the family trust. On or about the closing of this offering, Mr. Mulligan intends to transfer the 400,590 ordinary shares that he holds in trust for other individuals to another trustee for those individuals and upon such transfer Mr. Mulligan will no longer have any beneficial ownership interest in those ordinary shares and, as a result, those ordinary shares are not included in the number of shares shown as beneficially owned by Mr. Mulligan after the offering in the table above.

(6)	Consists of 49,985 ordinary shares owned outright by Mr. Enright, 9,929 ordinary shares issuable to Mr. Enright pursuant to our Directors Deferred Compensation Plan as of February 15, 2012, and the ordinary shares described in footnote (2) above. Mr. Enright disclaims beneficial ownership of the shares described in footnote (2) above, except to the extent of his pecuniary interest therein.

(7)	Mr. Cozadd currently serves as our Chairman and Chief Executive Officer, and served (and continues to serve) as Chairman and Chief Executive Officer of JPI both before and after the merger. Mr. Cozadd serves as a member of both our and JPI’s board of directors. He also served on JPI’s board of directors prior to the merger. The number of ordinary shares beneficially owned by Mr. Cozadd includes 46,305 ordinary shares Mr. Cozadd has the right to acquire pursuant to options exercisable within 60 days of February 15, 2012.

(8)	Ms. Gamble currently serves as our Senior Vice President, General Counsel, and served (and continues to serve) as Senior Vice President, General Counsel of JPI both before and after the merger. Ms. Gamble also serves as a member of the board of directors of JPI. On January 18, 2012, Ms. Gamble resigned from her positions as Senior Vice President, General Counsel of both us and JPI, effective as of March 12, 2012, in connection with her retirement. The number of ordinary shares beneficially owned by Ms. Gamble includes 43,038 ordinary shares Ms. Gamble has the right to acquire pursuant to options exercisable within 60 days of February 15, 2012.

(9)	Mr. Sebulsky is a member of our board of directors and served as a member of JPI’s board of directors prior to the merger. The number of ordinary shares beneficially owned by Mr. Sebulsky includes 16,079 ordinary shares issuable to Mr. Sebulsky pursuant to our Directors Deferred Compensation Plan as of February 15, 2012.

(10)	Mr. Berns is a member of our board of directors and served as a member of JPI’s board of directors prior to the merger. The number of ordinary shares beneficially owned by Mr. Berns includes 4,691 ordinary shares issuable to Mr. Berns pursuant to our Directors Deferred Compensation Plan as of February 15, 2012.

(11)	Mr. Cox currently serves as both our and JPI’s Executive Vice President, Chief Commercial Officer. Prior to the merger, he served as Senior Vice President, Sales and Marketing of JPI. The number of ordinary shares beneficially owned by Mr. Cox includes 15,187 ordinary shares Mr. Cox has the right to acquire pursuant to options exercisable within 60 days of February 15, 2012.

(12)	Ms. Wilson currently serves as our Vice President, Finance and Principal Accounting Officer, and served (and continues to serve) as Vice President, Finance and Principal Accounting Officer of JPI both before and after the merger. The number of ordinary shares beneficially owned by Ms. Wilson includes 2,317 ordinary shares Ms. Wilson has the right to acquire pursuant to options exercisable within 60 days of February 15, 2012.

Material Relationships with Certain Selling Shareholders

Below is a description of certain material relationships that certain selling shareholders have or had with us, JPI or Azur Pharma during the past three years. Information with respect to the positions or offices the selling shareholders or their affiliates or associates have or have had with us, JPI or Azur Pharma is included in the footnotes to the table above.

Registration Rights

2007 Investor Rights Agreement. Pursuant to the terms of a third amended and restated investor rights agreement dated June 6, 2007, as amended, by and between JPI and the other parties named therein, or the 2007 Investor Rights Agreement, which 2007 Investor Rights Agreement was assumed by us in the merger, the holders of up to approximately 12,601,202 ordinary shares, based on shares outstanding on February 21, 2012, or their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended, or the Securities Act. In addition, upon exercise of outstanding options by our executive officers, certain of our executive officers, including Mr. Cozadd and Ms. Gamble, are entitled to rights with respect to registration of our ordinary shares acquired upon exercise. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their ordinary shares in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of ordinary shares to be included in the registration. In addition, the holders of these ordinary shares may require us, at our expense and subject to certain limitations, to file one or more registration statements under the Securities Act with respect to their ordinary shares. Each of KKR JP, KKR JP III, the Thoma Cressey Funds, BPO Fund II, Mr. Cozadd and Ms. Gamble are parties to or otherwise are entitled to registration rights under the 2007 Investor Rights Agreement.

2009 Investor Rights Agreement. Pursuant to the terms of an investor rights agreement dated July 7, 2009, as amended, by and between JPI and the Longitude Funds, or the 2009 Investor Rights Agreement, which 2009 Investor Rights Agreement was assumed by us in the merger, we agreed to file a registration statement under the Securities Act registering (or to otherwise effect the registration of) the resale of 1,895,734 ordinary shares held by the Longitude Funds, as well as the 947,867 of our ordinary shares underlying the warrants held by the Longitude Funds and to keep such registration continuously effective. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the Longitude Funds are entitled to notice of the registration and are entitled to include, at our expense, their ordinary shares in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration.

Registration Rights Agreement. In connection with the merger, Azur Pharma entered into a registration rights agreement on January 13, 2012 with the holders of Azur Pharma’s ordinary shares as of that date, including Seamus Mulligan, which holders are referred to herein as the Azur Pharma rights parties. Pursuant to the registration rights agreement, Azur Pharma agreed to register for resale under the Securities Act, 12,020,616 ordinary shares held by the Azur Pharma rights parties (or their permitted transferees) on the date of the closing of the merger (immediately after giving effect to such closing), which shares are referred to herein as the Azur Resale Shares. We registered for resale all of the Azur Resale Shares on January 19, 2012 and we are obligated under the registration rights agreement to keep such registration statement continuously effective under the Securities Act until the earlier of such time as all of the Azur Resale Shares are publicly resold or the registration rights of the Azur Pharma rights parties expire under the registration rights agreement. Under the registration rights agreement, holders of Azur Resale Shares are entitled to sell Azur Resale Shares in underwritten public offerings provided that the aggregate amount of Azur Resale Shares to be offered and sold in any underwritten public offering represent not less than 5% of our ordinary shares outstanding at such time or are reasonably expected to result in aggregate gross proceeds of not less than $50 million, subject to our ability to defer effecting such an underwritten public offering under certain circumstances.

Senior Secured Notes and Related Warrants

From March 2008 to June 2010, JPI Commercial, LLC, or JPIC, our wholly-owned subsidiary, had outstanding senior secured notes originally issued by JPIC in 2008, or the JPIC Notes, originally in the aggregate principal amount of $120.0 million, of which $7.1 million in principal amount was held by KKR Financial Holdings III, LLC, or KFN, an entity affiliated with Kohlberg Kravis Roberts & Co. L.P. In November 2009, JPI and JPIC entered into an amendment and waiver agreement pursuant to which the holders of the JPIC Notes waived certain prior events of default under the agreement governing the JPIC Notes in connection with which warrants to purchase JPI’s common stock that JPI issued in connection with the issuance of senior secured notes by Orphan Medical, Inc., our wholly-owned subsidiary, in 2005, and the JPIC Notes were amended to reduce the respective exercise prices of such warrants to $9.34 per share. This included warrants to purchase 70,156 shares of JPI’s common stock held by KFN, the exercise price of which was reduced from $20.36 to $9.34 per share.

In 2010, JPI repaid in full all of the then outstanding JPIC Notes by repaying $119.5 million in aggregate principal amount, of which $6.8 million in principal amount was paid to KFN. In addition, in 2010, JPI paid prepayment penalties and a fee to the holders of the JPIC Notes totaling $8.5 million, of which $0.5 million was paid to KFN. Cash paid for interest with respect to then outstanding JPIC Notes held by the KFN was $0.5 million and $1.3 million in 2010 and 2009, respectively. All payments to KFN were in proportion to its ownership of the JPIC Notes.

Other Relationships

On October 20, 2008, Azur Pharma entered into a lease agreement with Seamus Mulligan, pursuant to which Mr. Mulligan, as landlord, leased to Azur Pharma, as tenant, an aggregate of 4,128 square feet for office space located at 45 Fitzwilliam Square, Dublin 2, Ireland. The term of the lease is 21 years from October 20, 2008. The annual rent due under the lease is €206,760. The lease contains an “upwards only” rent review clause pursuant to which the annual rent due thereunder may be adjusted on scheduled rent review dates to equal the higher of either the rent contractually payable immediately prior to the applicable rent review date or the open market rent on such rent review date, as determined in accordance with the provisions of the lease. The most recent rent review occurred in October 2010 and resulted in no increase to the annual rent, with the next review scheduled for 2015. The lease also requires the tenant to insure the premises for consequential losses arising out of certain types of damage to the premises.

On May 30, 2011, Azur Pharma entered into a Development Agreement with Circ Pharma Limited and Circ Pharma Research and Development Limited, or the development agreement, providing for the purchase of an option to license certain rights and assets in relation to a chronotherapeutic formulation of Tramadol for $250,000, together with the sum of $50,000 as a contribution to the patent expenses incurred by Circ Pharma prior to the effective date of the option. Mr. Mulligan is Chairman and owner of the Circ Pharma Group. We have not exercised the option to date. On January 9, 2012, Azur Pharma entered into an amendment to the development agreement, which provided us an extension to consider and evaluate the program contemplated by the option for a period of six months from the closing of the merger.

ANNEX III

MATERIAL TAX CONSIDERATIONS

The information presented under the caption “U.S. Federal Income Tax Consequences to U.S. Holders” below is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of investing in the ordinary shares. The information presented under the caption “Irish Tax Consequences” is a discussion of the material Irish tax consequences of investing in the ordinary shares.

You should consult your tax adviser regarding the applicable tax consequences to you of investing in ordinary shares under the laws of the United States (federal, state and local), Ireland and any other applicable foreign jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of ordinary shares acquired in this offering. This discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, does not address any U.S. state, local or non-U.S. tax considerations, and does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. This discussion applies only to U.S. Holders that hold their ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, and does not address the tax consequences applicable to U.S. Holders subject to special rules, such as:

•	a holder of ordinary shares who actually or constructively owns or is deemed to own 10% or more of the total combined voting power of all classes of our shares entitled to vote;

•	a U.S. Holder who is also resident or ordinarily resident in Ireland for Irish tax purposes or who is otherwise subject to Irish income tax or capital gains tax with respect to our ordinary shares;

•	a bank or other financial institution;

•	an insurance company;

•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

•

a person holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or a person entering into a constructive sale with respect to ordinary shares;

•	a U.S. Holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	an entity classified as a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA; or retirement plan”

•	a person who is liable for the alternative minimum tax;

•	a U.S. expatriate;

•	a real estate investment trust;

•	a regulated investment company;

•	a person who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	a person holding our ordinary shares in connection with a trade or business conducted outside of the United States; or

•

a U.S. Holder who holds ordinary shares through a financial account at a foreign financial institution that does not meet the requirements for avoiding future withholding with respect to certain payments under Section 1471 of the Internal Revenue Code of 1986, as amended, or the Code (FATCA).

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who is a beneficial owner of ordinary shares and for U.S. federal income tax purposes is:

•	an individual citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Subject to the discussion below under “Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, as described below.

Taxation of Distributions

Although we do not currently plan to pay dividends, any future distributions paid on ordinary shares will be treated as taxable dividends to a U.S. Holder to the extent of such U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution paid to a U.S. Holder with respect to our ordinary shares exceeds such U.S. Holder’s pro rata share of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares (determined on a share-by-share basis), will reduce (but not below zero) such basis, and thereafter will be treated as a capital gain. Please see “—Sale or Other Disposition of Ordinary Shares.” We may not maintain calculations of our earnings and profits under U.S. federal income tax principles. If this is the case, distributions, if any, generally will be reported to U.S. Holders as dividends. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Dividends received by a non-corporate U.S. Holder in tax years beginning prior to 2013 are expected to be eligible to be taxed at reduced rates, up to a maximum of 15%, if the U.S. Holder meets certain holding period and other applicable requirements. Absent a change in current law, dividends received from us by a U.S. Holder after 2012 will be taxed at regular ordinary income tax rates. The reduced rate applicable to dividends paid to non-corporate U.S. Holders prior to 2013 as described above is not available for dividends paid by a PFIC (described below) or in certain other situations.

For foreign tax credit limitation purposes, distributions paid on the ordinary shares that are treated as dividends will be treated as income from sources outside the United States and will generally constitute passive category income.

Dividends received by a corporate U.S. Holder will not be eligible for the dividends-received deduction generally available to U.S. corporate shareholders under the Code for dividends received from certain U.S. and non-U.S. corporations.

Sale or Other Disposition of Ordinary Shares

For U.S. federal income tax purposes, gain or loss recognized on the sale or other disposition of ordinary shares generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s adjusted tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gains recognized by non-corporate U.S. Holders are taxable at a reduced rate (currently a maximum rate of 15%, but scheduled to increase in the case of long-term capital gains recognized after 2012 to a maximum rate of 20%). There are limitations on the deductibility of capital losses. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. The average value of a corporation’s assets for this purpose, in the case of a corporation whose shares are publicly traded for the taxable year, generally is the average of their fair market value at the end of each quarter. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on our application of the test described above to the projected composition of our income and the projected composition and estimated values of our assets, we do not believe that we will be a PFIC in 2012 or subsequent years. Nevertheless, because we hold and expect to continue to hold following this offering a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably given that market prices of biopharmaceutical companies historically often have been volatile, it is difficult to predict for any tax year whether we may be a PFIC. Therefore, there can be no assurance that we will not be a PFIC in 2012 or any subsequent taxable year or that the U.S. Internal Revenue Service, or IRS, will agree with our conclusion regarding our PFIC status for any taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us and on any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. In addition, certain annual tax reporting would be required. You should consult your tax advisor concerning the tax consequences to you if we are a PFIC and certain tax elections you may wish to make to mitigate any adverse tax consequences that might arise in the event we are a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

New Reporting Obligations for Specified Foreign Financial Assets

Under certain new reporting obligations, U.S. Holders who are individuals are required to report on Form 8938 specified foreign financial assets that they own if the aggregate value of those assets exceeds certain threshold amounts. Specified foreign financial assets may include stock of a foreign issuer such as our ordinary shares if not held through a financial account maintained at a U.S. “financial institution,” as defined in the applicable rules. Individual U.S. Holders should consult their own tax advisors as to the possible application of this reporting obligation under their particular circumstances.

Irish Tax Consequences

The following is a general summary of the material Irish tax considerations applicable to certain investors who are the beneficial owners of our ordinary shares. It is based on existing Irish law and practices in effect on the date of this issuer free writing prospectus and on discussions and correspondence with the Irish Revenue Commissioners. Legislative, administrative or judicial changes may modify the tax consequences described below.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to ordinary shares held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their ordinary shares by virtue of an office or employment. This summary is not exhaustive and you should consult your own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions, of the acquisition, ownership and disposition of our ordinary shares.

Withholding Tax on Dividends

Although we do not currently plan to pay dividends, distributions made by us would generally be subject to Irish dividend withholding tax, or DWT, at the standard rate of income tax (currently 20%), unless one of the exemptions described below applies, which we believe should be the case for the majority of our shareholders. For DWT purposes, a dividend includes any distribution made by us to our shareholders, including cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. We are responsible for withholding DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders (both individual and corporate) are entitled to an exemption from DWT. In particular, a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is:

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an individual shareholder resident for tax purposes in a “relevant territory,” and the individual is neither resident nor ordinarily resident in Ireland. “Relevant territory” for the purposes of DWT is defined to include those countries with which Ireland has a double tax treaty, which countries include: Albania; Armenia; Australia; Austria; Bahrain; Belarus; Belgium; Bosnia & Herzegovina; Bulgaria; Canada; Chile; China; Croatia; Cyprus; Czech Republic; Denmark; Estonia; Finland; France; Georgia; Germany; Greece; Hong Kong; Hungary; Iceland; India; Israel; Italy; Japan; Korea; Kuwait; Latvia; Lithuania; Luxembourg; Macedonia; Malaysia; Malta; Mexico; Moldova; Montenegro; Morocco; The Netherlands; New Zealand; Norway; Pakistan; Panama; Poland; Portugal; Romania; Russia; Saudi Arabia; Serbia; Singapore; Slovak Republic; Slovenia; South Africa; Spain; Sweden; Switzerland; Turkey; United Arab Emirates; United Kingdom; the United States; Vietnam; and Zambia;

•	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory”;

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a corporate shareholder resident for tax purposes in a “relevant territory” provided that such corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

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a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

•

a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above but subject to the matters described below, the shareholder has provided the appropriate forms to his or her broker (and the relevant information is further transmitted to our qualifying intermediary) before the record date for the dividend (in the case of ordinary shares held beneficially), or to our transfer agent before a date to be determined by us (in the case of ordinary shares held directly).

Should we decide to pay a dividend, we will enter into an agreement with an institution which will be recognized by the Irish Revenue Commissioners as a “qualifying intermediary” prior to paying any dividends or making any distributions. This will satisfy one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their ordinary shares through the Depositary Trust Company, or DTC, as described below. The agreement will generally provide for certain arrangements relating to cash distributions in respect of those ordinary shares that are held through DTC. The agreement will also provide that the qualifying intermediary will distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution to be made to holders of the deposited securities, after we deliver or cause to be delivered to the qualifying intermediary the cash to be distributed.

We will rely on information received directly or indirectly from brokers and its transfer agent in determining where shareholders reside, whether they have provided the required U.S. forms and whether they have provided the required Irish dividend withholding tax forms, as described below. Shareholders who are required to file Irish forms in order to receive their dividends free of DWT should note that such forms are valid for five years and new forms must be filed before the expiration of that period in order to continue to enable them to receive dividends without DWT.

In most cases, individual shareholders resident in a relevant territory should complete a non-resident Form V2A and corporate (company) shareholders resident in a relevant territory should complete a non-resident Form V2B. Where a shareholder is neither an individual nor a company but is resident in a relevant territory, it should complete a non-resident Form V2C. Please contact your broker or your tax adviser if you have any questions regarding Irish dividend withholding tax.

Shares Held by U.S. Resident Shareholders

Dividends on ordinary shares that are owned by residents of the United States and held beneficially through DTC will not be subject to DWT provided that the address of the beneficial owner of the ordinary shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can further transmit the relevant information to the our qualifying intermediary) by filing a Form W-9 with their broker.

Dividends on ordinary shares that are owned by residents of the United States and held directly will be paid on or before one year after the “relevant date” (defined below) without any DWT if the shareholder held shares of JPI common stock on December 12, 2011, the date on which it was publicly announced that the last JPI stockholder vote approving the merger had passed, which is referred to herein as the “relevant date,” and has provided a valid Form W-9 showing a U.S. address or a valid U.S. taxpayer identification number to our transfer agent or if the shareholder did not hold shares of JPI common stock on the relevant date and has provided the appropriate Irish dividend withholding tax forms to our transfer agent, in either case, by the due date to be determined by us before the record date for the first dividend to which the shareholder is entitled. We strongly recommend that such shareholders ensure that an appropriate Form W-9 or taxpayer identification number or Irish DWT form has been provided to our transfer agent.

In addition, all shareholders who hold their ordinary shares directly and who are residents of the United States (regardless of when such shareholders acquired their ordinary shares) must complete the appropriate Irish DWT forms in order to receive dividends paid later than one year after the relevant date without DWT. Such shareholders must provide the appropriate Irish forms to their brokers (so that such brokers can further transmit the relevant information to our qualifying intermediary) before the record date for the first dividend paid later than one year after the relevant date (in the case of ordinary shares held beneficially), or to our transfer agent by the due date to be determined by us before such record date (in the case of ordinary shares held directly). We strongly recommend that such shareholders complete the appropriate Irish forms and provide them to their brokers or our transfer agent, as the case may be, as soon as possible.

If any shareholder who is resident in the United States receives a dividend subject to DWT, he or she should generally be able to make an application for a refund from the Irish Revenue Commissioners on the prescribed form.

Shares Held by Residents of “Relevant Territories” Other than the United States

Dividends paid to shareholders who are residents of “relevant territories” other than the United States and (in the case of companies) who are not under the control, directly or indirectly, of a person or persons who are resident in Ireland, generally will not be subject to Irish DWT, but those shareholders will need to provide the appropriate tax forms in order to receive their dividends without any Irish DWT as summarized below.

Shareholders who are residents of “relevant territories” other than the United States who held shares of JPI common stock on or before the relevant date generally will receive dividends paid on or before one year after the relevant date without any DWT. For ordinary shares held beneficially by such shareholders through DTC, dividends will be paid on or before one year after the relevant date without any DWT if the address of the relevant shareholder in his or her broker’s records as evidenced by a Form W-8 is in a “relevant territory” other than the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can further transmit the relevant information to our qualifying intermediary). For ordinary shares held directly by such shareholders, dividends will be paid on or before one year after the relevant date without any DWT if the shareholder has provided a valid U.S. Form W-8 showing an address in a “relevant territory” other than the United States to our transfer agent by the due date to be determined by us before the record date for the first dividend to which they are entitled. We strongly recommend that such shareholders ensure that the appropriate tax form has been provided to our transfer agent.

Shareholders who are residents of “relevant territories” other than the United States who did not hold shares of JPI common stock on the relevant date must complete the appropriate Irish DWT forms in order to receive their dividends without DWT. Such shareholders must provide the appropriate Irish dividend withholding tax forms to their brokers (so that such brokers can further transmit the relevant information to our qualifying intermediary) before the record date for the first dividend payment to which they are entitled (in the case of ordinary shares held beneficially), or to our transfer agent by the due date to be determined by us before such record date (in the case of ordinary shares held directly). We strongly recommend that such shareholders complete the appropriate Irish forms and provide them to their brokers or our transfer agent, as the case may be, as soon as possible after acquiring their ordinary shares.

In addition, all shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their ordinary shares) must complete the appropriate Irish DWT forms in order to receive dividends paid later than one year after the relevant date without DWT. Such shareholders must provide the appropriate Irish forms to their brokers (so that such brokers can further transmit the relevant information to our qualifying intermediary) before the record date for the first dividend paid later than one year after the relevant date (in the case of ordinary shares held beneficially), or to our transfer agent by the due date to be determined by us before such record date (in the case of ordinary shares held directly). We strongly recommend that such shareholders complete the appropriate Irish forms and provide them to their brokers or our transfer agent, as the case may be, as soon as possible.

Shares Held by Residents of Ireland

Most shareholders who are resident or ordinarily resident in Ireland (other than Irish resident companies) should be subject to DWT in respect of dividend payments on their ordinary shares.

Shareholders that are residents of Ireland but are entitled to receive dividends without DWT must complete the appropriate Irish forms and provide them to their brokers (so that such brokers can further transmit the relevant information to our qualifying intermediary) before the record date for the first dividend to which they are entitled (in the case of ordinary shares held beneficially), or to our transfer agent by the due date to be determined by us before such record date (in the case of ordinary shares held directly). Shareholders who are resident or ordinarily resident in Ireland or are otherwise subject to Irish tax should consult their own tax advisers.

Shares Held by Other Persons

Shareholders who do not reside in “relevant territories” or in Ireland should be subject to DWT, but there are a number of other exemptions that could apply on a case-by-case basis. Dividends paid to such shareholders will be paid subject to DWT unless the relevant shareholder has provided the appropriate Irish DWT form to his or her broker (so that such broker can further transmit the relevant information to our qualifying intermediary) prior to the record date for the first dividend to which they are entitled (in the case of ordinary shares held beneficially), or to our transfer agent by the due date to be determined by us before such record date (in the case of ordinary shares held directly). We strongly recommend that such shareholders to whom an exemption applies complete the appropriate Irish forms and provide them to their brokers or our transfer agent, as the case may be, as soon as possible.

If any shareholder who is not a resident of a “relevant territory” or Ireland but is exempt from withholding receives a dividend subject to DWT, he or she may make an application for a refund from the Irish Revenue Commissioners on the prescribed form.

Income Tax on Dividends Paid on Ordinary Shares

Irish income tax (if any) arises in respect of dividends paid by us.

A shareholder who is neither resident nor ordinarily resident in Ireland and who is entitled to an exemption from DWT, generally has no liability for Irish income tax or to the universal social charge on a dividend from us unless he or she holds his or her ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder who is neither resident nor ordinarily resident in Ireland and who is not entitled to an exemption from DWT generally has no additional liability to income tax or to the universal social charge unless he or she holds his or her ordinary shares through a branch or agency in Ireland through which a trade is carried on. The DWT deducted by us discharges such liability to Irish income tax provided that the shareholder furnishes the statement of DWT imposed to the Irish Revenue.

A shareholder who is neither resident nor ordinarily resident in Ireland and is resident of a “relevant territory” or otherwise exempt from Irish DWT but who receives dividends subject to DWT should be able to make a reclaim of the DWT from the Irish Revenue Commissioners unless he or she holds his or her ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Shareholders who are resident or ordinarily resident in Ireland may be subject to Irish tax and/or levies on dividends received from us. Such shareholders should consult their own tax advisers.

Capital Acquisitions Tax

Irish capital acquisitions tax, or CAT, is comprised principally of gift tax and inheritance tax. CAT could apply to a gift or inheritance of ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because ordinary shares will be regarded as property situated in Ireland as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 30% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes. Gifts and inheritances passing between spouses are exempt from CAT.

Shareholders should consult their own tax advisers as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

Stamp Duty

Irish stamp duty (if any) may become payable in respect of ordinary share transfers, subject to the below.

Shares Held through DTC

A transfer of ordinary shares from a seller who holds ordinary shares through DTC to a buyer who holds the acquired ordinary shares through DTC will not be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred into or out of DTC

A transfer of ordinary shares (i) by a seller who holds ordinary shares outside of DTC to any buyer, or (ii) by a seller who holds the ordinary shares through DTC to a buyer who holds the acquired ordinary shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the ordinary shares acquired, if greater).The person accountable for payment of stamp duty is the buyer or, in the case of a transfer by way of a gift or for less than market value, all parties to the transfer.

A shareholder who holds ordinary shares outside of DTC may transfer those ordinary shares into DTC without giving rise to Irish stamp duty provided that the shareholder would be the beneficial owner of the related book-entry interest in those ordinary shares recorded in the systems of DTC (and in exactly the same proportions) as a result of the transfer and at the time of the transfer into DTC there is no sale of those book-entry interests to a third party being contemplated by the shareholder. Similarly, a shareholder who holds ordinary shares through DTC may transfer those ordinary shares out of DTC without giving rise to Irish stamp duty provided that the shareholder would be the beneficial owner of the ordinary shares (and in exactly the same proportions) as a result of the transfer, and at the time of the transfer out of DTC there is no sale of those ordinary shares to a third party being contemplated by the shareholder. In order for the share registrar to be satisfied as to the application of this Irish stamp duty treatment where relevant, the shareholder must confirm to us that the shareholder would be the beneficial owner of the related book-entry interest in those ordinary shares recorded in the systems of DTC (and in exactly the same proportions) (or vice-versa) as a result of the transfer and there is no agreement for the sale of the related book-entry interest or the ordinary shares or an interest in the ordinary shares, as the case may be, by the shareholder to a third party being contemplated.

Because of the potential Irish stamp duty on transfers of ordinary shares, we strongly recommend that any directly registered shareholders open broker accounts so they can transfer their ordinary shares into DTC as soon as possible. We also strongly recommend that any person who wishes to acquire ordinary shares acquire such ordinary shares through DTC.

In order for DTC, Cede & Co. and National Securities Clearing Corporation, or NSCC, which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and registered in the name of Cede & Co., which entities are referred to collectively as the DTC Parties, to agree to provide services with respect to our ordinary shares, we concluded with the Revenue Commissioners of Ireland a composition agreement under which we have assumed any obligation of paying the liability for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares, on transfers to which any of the DTC Parties is a party or which may be processed through the services of any of the DTC Parties, and the DTC Parties have received confirmation from the Revenue Commissioners of Ireland that while such composition agreement remains in force, the DTC Parties shall not be liable for any Irish stamp duty with respect to our ordinary shares. In addition, to assure the DTC Parties that they will not be liable for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares under any circumstances (including as a result of a change in applicable law), and to make other provisions with respect to our ordinary shares required by the DTC Parties, we and Computershare Trust Company, NA., a U.S. national banking association acting as our transfer agent, or Computershare, entered into a Special Eligibility Agreement for Securities, dated as of January 13, 2012, with DTC, Cede & Co. and NSCC, or the DTC Eligibility Agreement. The DTC Eligibility Agreement provides for certain indemnities of the DTC Parties by us and Computershare (as to which we have agreed to indemnify Computershare) and also provides that DTC may impose a global lock on our ordinary shares or otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion, exclude our ordinary shares from its Continuous Net Settlement service or any other service, and any of the DTC Parties may take other restrictive measures with respect to our ordinary shares as it may deem necessary and appropriate, without any liability on the part of any the DTC Parties, (i) at any time that it may appear to any of the DTC Parties, in its sole discretion, that to continue to hold or process transactions in our ordinary shares will give rise to any Irish stamp duty or similar Irish transfer or documentary tax liability with respect to our ordinary shares on the part of any of the DTC Parties or (ii) otherwise as the DTC’s rules or the NSCC’s rules provide.

Payment of Stamp Duty

Our official share register must be maintained in Ireland. Registration in this share register is determinative of shareholding in Jazz Pharmaceuticals. Only shareholders will be entitled to receive dividends, if any when declared.

A written instrument of transfer is required under Irish law in order for a transfer of the legal ownership of ordinary shares to be registered on our official share register. Such instruments of transfer may be subject to Irish stamp duty, which must be paid prior to the official share register being updated.

A holder of ordinary shares who holds ordinary shares through DTC will not be the legal owner of such ordinary shares (instead, the depository (for example, Cede & Co., as nominee for DTC) will be the holder of record of such ordinary shares). Accordingly, a transfer of ordinary shares from a person who holds such ordinary shares through DTC to a person who also holds such ordinary shares through DTC will not be registered in our official share register, i.e., the depository will remain the record holder of such ordinary shares.

Our memorandum and articles of association delegate to our secretary the authority to execute an instrument of transfer on behalf of a transferring party, which the secretary may do if for any reason such instrument is required and has not already been lodged with us.

To the extent that stamp duty is due but has not been paid, we, in our absolute discretion and insofar as the Companies Acts or any other applicable law permit, may, or may provide that a subsidiary of ours will, pay Irish stamp duty arising on a transfer of ordinary shares on behalf of the transferee of such ordinary shares. If stamp duty resulting from the transfer of ordinary shares which would otherwise be payable by the transferee is paid by us or any subsidiary of ours on behalf of the transferee, then in those circumstances, we will, on our behalf or on behalf of our subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those ordinary shares and (iii) to claim a first and permanent lien on the ordinary shares on which stamp duty has been paid by us or our subsidiary for the amount of stamp duty paid. Our lien shall extend to all dividends paid on those ordinary shares.

ANNEX IV

LOCK-UP AGREEMENTS

We, our directors, our executive officers and the selling shareholders have agreed that, subject to certain exceptions, without the prior written consent of the representatives, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and ordinary shares that may be issued upon exercise of any option or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares (other than the shares, if any, sold by the selling shareholders to the underwriters in this offering) (and with respect to us, sell or grant options, rights or warrants with respect to any ordinary shares or securities convertible into or exchangeable for ordinary shares), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 60 days after the date of the prospectus supplement relating to the offering, or the Lock-Up Period.

Notwithstanding the foregoing, the underwriters have agreed that the transfer restrictions shall not apply to:

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with respect to us: (a) the sale of the ordinary shares by the selling shareholders to the underwriters in connection with this offering; (b) the issuance of ordinary shares upon the settlement, vesting or exercise of options, restricted stock units, warrants or rights outstanding on the date of the underwriting agreement; (c) the issuance of ordinary shares or rights to purchase ordinary shares issued pursuant to our employee share purchase plan or director deferred compensation plan existing on the date of the underwriting agreement; (d) options to purchase ordinary shares or other equity-based awards issued after the date hereof pursuant to our equity incentive or share option plans existing on the date hereof, provided that those options or other equity-based awards do not vest or otherwise become exercisable during the Lock-Up Period except pursuant to vesting or exercisability acceleration provisions provided under such plans, the agreements thereunder or otherwise under our severance plans and arrangements existing on the date of the underwriting agreement; (e) the filing of any registration statement on Form S-8 or any amendments thereto; or (f) the filing of any registration statement, including any amendments, that we are contractually obligated to file under currently outstanding agreements; and

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with respect to each of our directors, our executive officers and the selling shareholders who are subject to a lock-up agreement: (a) transactions relating to any securities acquired in this offering or in open market transactions after the completion of this offering; (b) transfers of any securities as a bona fide gift or pledge; (c) in the case of a natural person, transfers of any securities by will or intestate succession or to any trust or partnership for the direct or indirect benefit of such director, executive officer or selling shareholder or any member of the immediate family of the foregoing; (d) in the case of a non-natural person, distributions of any securities to general or limited partners or stockholders or members of each entity signing a lock-up agreement; (e) in the case of a non-natural person, transfers of any securities (1) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of such entity’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of such entity’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the lock-up agreement or (2) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate of such entity and such transfer is not for value; (f) any transfers of ordinary shares pursuant to the “net” or “cashless” exercise of outstanding options or warrants to purchase ordinary shares in accordance with their terms; (g) any transfers of securities pursuant to a sale or an offer to purchase 100% of our outstanding ordinary shares, whether pursuant to a merger, tender offer or otherwise, to a third party or group of third parties; or (h) any transfers of securities to us to satisfy tax withholding obligations pursuant to our equity compensation plans or arrangements; provided that (A) in the case of any transfer or distribution pursuant to clause (b), (c), (d) or (e), each donee, pledgee, distributee or transferee is required to sign and deliver a lock-up agreement, (B) any ordinary shares acquired upon the net or cashless exercise of options or warrants described in clause (f) will be subject to the restrictions imposed by the lock-up agreement and (C) in the case of an executive officer, the foregoing restrictions will not apply if such executive officer ceases to be an executive officer of ours. Moreover, the party subject to the lock-up agreement may transfer or distribute securities in his, her or its capacity as trustee (or similar capacity) under any voting or other trusts to the beneficiaries thereof or to a substitute trustee(s) or trust(s); provided that (i) each distributee or transferee (including any substitute trustee(s) or trust(s)) is required to sign and deliver a lock-up agreement and (ii) no filing by the party subject to the lock-up agreement under Section 16(a) of the Securities Exchange Act of 1934, as amended, shall be made during the Lock-Up Period in connection with such transfer or distribution, provided that if the party subject to the lock-up agreement sells shares to the underwriters in this offering, the foregoing restriction in this clause (ii) shall not apply if and only if the transfer or distribution is reported on the same such Section 16 filing filed by the party subject to the lock-up agreement reporting his, her or its sale of securities to the underwriters in this offering.

In addition, the underwriters have agreed with the selling shareholders that, if the underwriters terminate, amend or waive any of their rights under agreements with a selling shareholder providing for substantially similar transfer restrictions, the foregoing transfer restrictions shall, with respect to other selling shareholders, automatically be terminated or amended, or the rights waived, as the case may be, to the same extent as the agreement providing for substantially similar transfer restrictions.

The underwriters, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the ordinary shares and other securities from lock-up agreements, the underwriters will consider, among other factors, the holder’s or our reasons for requesting the release, the number of ordinary shares or other securities for which the release is being requested and market conditions at the time.